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                               EXHIBIT (a) (6)

                   Text of Press Release Dated June 5, 1998


FOR IMMEDIATE RELEASE                           CONTACT: Weston B. Wetherell
                                                         (630) 684-6360


            VAN KAMPEN AMERICAN CAPITAL SENIOR FLOATING RATE FUND
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        OAKBROOK TERRACE, IL, June 5, 1998 -- Van Kampen American Capital Senior Floating Rate Fund announced today the final results of its tender offer for approximately seven percent of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Standard Time, on
May 22, 1998.

        The Fund said that 124,783 common shares, or approximately one half of one percent of the Fund's common shares outstanding as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 124,783 common shares tendered were purchased at a price of $10.02 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed on or about May 26, 1998.

        As indicated in the Fund's current prospectus, the Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Fund commenced operations on March 27, 1998 and had total net assets of approximately $226,662,840 as of May 22, 1998.

        Van Kampen American Capital Senior Floating Rate Fund is advised and distributed by subsidiaries of Van Kampen American Capital, Inc., a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $60 billion under management or supervision. Van Kampen American Capital's more than 50 open-end and 38 closed-end funds and more than 2,500 unit investment trusts are professionally distributed by leading financial advisers nationwide. Van Kampen American Capital is an indirect wholly-owned subsidiary of Morgan Stanley Dean Witter & Co.